

Mail Stop 7010

April 9, 2007

**via U.S. mail and facsimile**

Charles R. Schwab
Chairman and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, California  94108

> **RE:   The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-9700**

Dear Mr. Schwab:

We have reviewed your response letter dated April 4, 2007 and have the following additional comments.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Estimates, page 33

1.  We note your response to comment 7 in our letter dated March 21, 2007.  In future filings, please revise your disclosure to either provide a sensitivity analysis of the material assumptions used to estimate compensation expense for stock options or state (a) how accurate the material assumptions have been in the past, (b) how much the material assumptions have changed in the past, and (c) whether the material assumptions are reasonably likely to change in the future.  In this regard, you state in your response that any changes in the assumptions would not be material.  This

statement appears to contradict your statement on page 34, "Significant changes in these assumptions for future awards could materially impact stock-based compensation expense and the Company's results of operations."  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

2.  Significant Accounting Policies, page 44

2.  We note the revised disclosures you intend to include in future filings regarding estimating the fair values of client assets, proprietary funds and other investments / securities owned.  Please eliminate the use of the term "primarily."  In future filings, please disclose all of the material methods used to estimate fair value.

Securities owned, page 45

3.  We note that you intend to disclose in future filings that the fair value of your mortgage-backed securities is determined by a third-party pricing service.  We remind you that if you continue to refer to the experts, you must identify these experts and include their consent in any future filings under the 1933 Securities Act.  Refer to Section 436(b) of Regulation C.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief